

April 9, 2013

Via E-Mail
Steven R. Jacobs
Jackson Walker LLP
112 E. Pecan Street, Suite 2400
San Antonio, TX 78205

> **Re:** **Abraxas Petroleum Corp.**
> **PRER14A filed April 5, 2013**
> **DEFA14A filed April 4, 2013**
> **File No. 1-16071**

Dear Mr. Jacobs:

The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your proxy materials, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

PRER14A filed on April 5, 2013

Background to Potential Contested Solicitation, page 10

1. Expand the summary of the provisions of the Settlement Agreement with the Clinton Group to describe the terms of the standstill provisions referenced in the press release filed as an exhibit to the DEFA14A filed on April 4, 2013.

2. Refer to the last paragraph in this section. While you may note that the summary of the Settlement Agreement does not contain a verbatim recitation of all provisions of that Agreement, it is inappropriate to state that the summary is not complete. Please revise to qualify your disclaimer, consistent with your obligation to fully describe all material provisions of the Settlement Agreement reached with the Clinton Group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions